1934 ACT FILE NO. 001-14714

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February, 2006.

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                      No      X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                                         ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited
(Registrant)

Date February 10, 2006	By /s/ Chen Guangshui
Chen Guangshui, Director and Company Secretary

YANZHOU COAL MINING COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

7 February 2006

To the shareholders

Dear Sir or Madam

NOTICE OF EGM

PROXY FORM AND REPLY SLIP

AND

ADDITIONAL RESOLUTIONS AT THE EGM

By a circular dated 1 February 2006, we have provided you with information relating to the proposed continuing connected transactions between Yanzhou Coal Mining Company Limited (the “Company”) and Yankuang Group Corporation Limited (the “Parent Company”) for the three years ending 31 December 2008. In the circular, we have informed you that we will convene an extraordinary general meeting (the “EGM”) for the purpose of obtaining the approval of the independent shareholders of the Company on the resolutions relating to the proposed continuing connected transactions for the three years ending 31 December 2008.

We now enclose the following relating to the EGM:

1.	Notice of the EGM to be held on 24 March 2006;

2.	Reply slip; and

3.	Proxy form.

In addition to the matters relating to the proposed continuing connected transactions for the three years ending 31 December 2008 to be approved by you at the EGM, we would like to seek your approval for two other resolutions, which are:

1.	Proposed amendment to rule 20 of “The Procedural Rules of the Supervisory Committee of the Company” (Resolution 6 on the Notice of EGM)

The purpose of this amendment is to make the provision relating to the giving of notice for a meeting of the supervisory committee in “The Procedural Rules of the Supervisory Committee of the Company” consistent with the relevant provision in the Articles of Association of the Company.

2.	Proposed amendment to paragraph 1 of Article 89 of the Articles of Association of the Company (Resolution 7 on the Notice of EGM)

The purpose of the amendment is to make the provision in paragraph 1 of Article 89 of the Articles of Association of the Company consistent with the relevant requirement of the Shanghai Listing Rules.

The Parent Company is entitled to vote in the above two resolutions, although it and its associates are not entitled to vote in the resolutions relating to the proposed continuing connected transactions for the three years ending 31 December 2008. As required by the Articles of Association of the Company, Resolution 7 will be passed by way of special resolution.

Please note that the EGM will be held on Friday, 24 March 2006 at 8:30 a.m. at the Conference Room of Zong He Building, 298 South Fushan Road, Zhoucheng, Shandong Province.

Please read the circular dated 1 February 2006 before you vote on Resolutions 1 to 5.

If you intend to attend the EGM, please complete and return the enclosed reply slip to the office of the Secretary of the Board at 298 South Fushan Road, Zoucheng, Shandong Province 273500, the People’s Republic of China in accordance with the instruction printed thereon as soon as possible and in any event no later than 3 March 2006.

Whether or not you are able to attend, please complete and return the enclosed proxy form in accordance with the instructions printed thereon and return it to Hong Kong Registrars Limited at 46th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong as soon as possible and in any event by not later than 24 hours before the time appointed for holding the EGM or any adjournment thereof.

Completion and return of the proxy form will not preclude you from attending and voting at the EGM should you so wish.

Yours faithfully
By order of the Board
Yanzhou Coal Mining Company Limited
Wang Xin
Chairman of the Board

About the Company

Our contact information of this release is:

•	Business address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC

•	Telephone number: (86) 537 538 2319

•	Website: http://www.yanzhoucoal.com.cn

•	Contact person: Chen Guangshui, Director and Company Secretary; (86) 537 538 3310

YANZHOU COAL MINING COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

NOTICE IS HEREBY GIVEN that an extraordinary general meeting of shareholders of Yanzhou Coal Mining Company Limited (the “Company”) will be held on 24 March 2006 at 8:30 a.m. at the Conference Room of Zong He Building, 298 South Fushan Road, Zoucheng, Shandong Province 273500, the People’s Republic of China (or after any adjournment thereof) for the purpose of considering and, if thought fit, passing the following resolutions:

ORDINARY RESOLUTIONS

1.	“THAT:

(a)

the entering into of the Provision of Materials and Water Supply Agreement between the Company and Yankuang Group Corporation Limited (the “Parent Company”), a copy of which has been produced to the meeting marked “A” and signed by the Chairman of the meeting for identification purposes, and the continuing connected transactions contemplated thereunder together with the associated proposed maximum aggregate annual amounts in respect of such transactions for each of the financial years ending 31 December 2006 to 2008, details of which are more particularly described in the circular of the Company dated 1 February 2006 (the “Circular”), be and are hereby generally and unconditionally approved, confirmed and ratified; and

(b)

the directors of the Company be and hereby authorized to do all such acts and things and to sign all documents and to take any steps which in their absolute discretion considered to be necessary, desirable or expedient for the purpose of implementing and/or giving effect to and the transactions contemplated under the Provision of Materials and Water Supply Agreement.”

2.	“THAT:

(a)

the entering into of the Provision of Labour and Services Agreement between the Company and the Parent Company, a copy of which has been produced to the meeting marked “B” and signed by the Chairman of the meeting for identification purposes, and the continuing connected transactions contemplated thereunder together with the associated proposed maximum aggregate annual amounts in respect of such transactions for each of the financial years ending 31 December 2006 to 2008, details of which are more particularly described in the Circular, be and are hereby generally and unconditionally approved, confirmed and ratified; and

(b)

the directors of the Company be and hereby authorized to do all such acts and things and to sign all documents and to take any steps which in their absolute discretion considered to be necessary, desirable or expedient for the purpose of implementing and/or giving effect to and the transactions contemplated under the Provision of Labour and Services Agreement.”

3.	“THAT:

(a)

the entering into of the Provision of Electricity Agreement between the Company and the Parent Company, a copy of which has been produced to the meeting marked “C” and signed by the Chairman of the meeting for identification purposes, and the continuing connected transactions contemplated thereunder together with the associated proposed maximum aggregate annual amounts in respect of such transactions for each of the financial years ending 31 December 2006 to 2008, details of which are more particularly described in the Circular, be and are hereby generally and unconditionally approved, confirmed and ratified; and

(b)

the directors of the Company be and hereby authorized to do all such acts and things and to sign all documents and to take any steps which in their absolute discretion considered to be necessary, desirable or expedient for the purpose of implementing and/or giving effect to and the transactions contemplated under the Provision of Electricity Agreement.”

4.	“THAT:

(a)

the entering into of the Provision of Equipment Maintenance and Repair Works Agreement between the Company and the Parent Company, a copy of which has been produced to the meeting marked “D” and signed by the Chairman of the meeting for identification purposes, and the continuing connected transactions contemplated thereunder together with the associated proposed maximum aggregate annual amounts in respect of such transactions for each of the financial years ending 31 December 2006 to 2008, details of which are more particularly described in the Circular, be and are hereby generally and unconditionally approved, confirmed and ratified; and

(b)

the directors of the Company be and hereby authorized to do all such acts and things and to sign all documents and to take any steps which in their absolute discretion considered to be necessary, desirable or expedient for the purpose of implementing and/or giving effect to and the transactions contemplated under the Provision of Equipment Maintenance and Repair Works Agreement.”

5.	“THAT:

(a)

the entering into of the Provision of Products and Materials Agreement between the Company and the Parent Company, a copy of which has been produced to the meeting marked “E” and signed by the Chairman of the meeting for identification purposes, and the continuing connected transactions contemplated thereunder together with the associated proposed maximum aggregate annual amounts in respect of such transactions for each of the financial years ending 31 December 2006 to 2008, details of which are more particularly described in the Circular, be and are hereby generally and unconditionally approved, confirmed and ratified; and

(b)

the directors of the Company be and hereby authorized to do all such acts and things and to sign all documents and to take any steps which in their absolute discretion considered to be necessary, desirable or expedient for the purpose of implementing and/or giving effect to and the transactions contemplated under the Provision of Products and Materials Agreement.”

6.	“THAT:

the following proposed amendment to rule 20 of “The Procedural Rules of the Supervisory Committee of the Company” be and is hereby approved:

Rule 20 (before the proposed amendment):

“The Supervisory Committee shall in each year hold at least two meetings and convene an extraordinary meeting in a timely manner when it is necessary. Written notice of the meeting shall be given to all supervisors at least ten days before the meeting. In the event that the meeting of Supervisory Committee cannot be held as scheduled, an announcement should be made to provide the reasons therefor.”

Rule 20 (after the proposed amendment):

“The Supervisory Committee shall in each year hold at least two meetings and convene an extraordinary meeting in a timely manner when it is necessary. Written notice of the meeting shall be given to all supervisors at least five days before the general meeting and at least two days before the extraordinary meeting. In the event that the meeting of Supervisory Committee cannot be held as scheduled, an announcement should be made to provide the reasons therefor.”“

SPECIAL RESOLUTION

7.	“THAT:

the following proposed amendment to paragraph 1 of Article 89 of the Articles of Association of the Company be and is hereby approved and THAT the board of directors of the Company be and is hereby authorised to do all things in connection with the amendments including the filing of the amendment with the relevant authorities:

Paragraph 1 of Article 89 (before the proposed amendment):

“When connection transactions are voted at a general meeting, the interested shareholders shall not participate in voting. The voting rights represented by the shares held by them shall not be counted in the total number of shares validly voted. The announcement on the resolutions passed by the general meeting should fully disclose the details of voting by unconnected shareholders. If under special circumstances it is impossible for those shareholders to avoid voting, the Company may, after seeking the relevant department’s consent, conduct the voting following the normal procedure and provide a detailed explanation in the announcement regarding the resolutions passed at the general meeting.”

Paragraph 1 of Article 89 (after the proposed amendment):

“When connected transactions are voted at a general meeting, the connected shareholders shall not participate in voting. The voting rights represented by the shares held by them shall not be counted in the total number of shares validly voted. The announcement on the resolutions passed at the general meeting should fully disclose the details of voting by unconnected shareholders.”“

By Order of the Board
YANZHOU COAL MINING COMPANY LIMITED
Wang Xin
Chairman

Zoucheng, Shandong, PRC

7 February 2006

Notes:

(A)

The H Share register of the Company will be closed from 23, February 2006 to 24, March 2006 (both days inclusive), during which no transfer of H Shares will be effected. Any holders of H Shares of the Company, whose names appear on the Company’s Register of Members at the close of business on 22, February 2006, are entitled to attend and vote at the Extraordinary General Meeting after completing the registration procedures for attending the meeting.

(B)

Holders of H Shares, who intend to attend the Extraordinary General Meeting, must complete the reply slips for attending the Extraordinary General Meeting and return them to the Office of the Secretary to the Board of Directors of the Company not later than 20 days before the date of the Extraordinary General Meeting, i.e. no later than 3, March 2006.

Details of the Office of the Secretary to the Board of Directors of the Company are as follows:

298 South Fushan Road

Zoucheng

Shandong Province 273500

PRC

Tel: 86-537-5382319

Fax: 86-537-5383311

(C)

Each holder of H Shares who has the right to attend and vote at the Extraordinary General Meeting is entitled to appoint in writing one or more proxies, whether a shareholder or not, to attend and vote on his behalf at the Extraordinary General Meeting. A proxy of a shareholder who has appointed more than one proxy may only vote on a poll.

(D)

The instrument appointing a proxy must be in writing under the hand of the appointor or his attorney duly authorized in writing. If that instrument is signed by an attorney of the appointor, the power of attorney authorizing that attorney to sign, or other documents of authorization, must be notarially certified.

(E)

To be valid, the form of proxy, and if the form of proxy is signed by a person under a power of attorney or other authority on behalf of the appointor, a notarially certified copy of that power of attorney or other authority, must be delivered to the Company’s H Share Registrar, Hong Kong Registrars Limited, the address of which is set out below, not less than 24 hours before the time for holding the Extraordinary General Meeting or any adjournment thereof in order for such documents to be valid.

The address of Hong Kong Registrars Limited is as follows:

46th Floor, Hopewell Centre

183 Queen’s Road East

Hong Kong

(F)	If a proxy attends the Extraordinary General Meeting on behalf of a shareholder, he should produce his ID card and the instrument signed by the proxy or his legal representative, and specifying the date of its issuance. If a legal person shareholder appoints its corporate representative to attend the Extraordinary General Meeting, such representative should produce his/her ID card and the notarized copy of the resolution passed by the Board of Directors or other authorities or other notarized copy of the licence issued by such legal person shareholder.

(G)	The Extraordinary General Meeting is expected to last for half a day. Shareholders attending the Extraordinary General Meeting are responsible for their own transportation and accommodation expenses.

About the Company

Our contact information of this release is:

•	Business address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC

•	Telephone number: (86) 537 538 2319

•	Website: http://www.yanzhoucoal.com.cn

•	Contact person: Chen Guangshui, Director and Company Secretary; (86) 537 538 3310

YANZHOU COAL MINING COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

Form of proxy for use at the Extraordinary General Meeting

The Number of Shares Represented by the Proxy Form[1]

I/We2 _______________________________________________________________________________________________________________________	,
Address: ____________________________________________________________________________________________________________________	[2],

being the registered holder(s) of                      H shares of RMB1.00 each in the capital of Yanzhou Coal Mining Company Limited (the “Company”), HEREBY APPOINT3 the Chairman of the Extraordinary General Meeting or                                                           of

_______________________________________________________________________________________________________________________________________________

as my/our proxy/proxies to attend and act for me/us and on my/our behalf at the Extraordinary General Meeting of the Company (and/or at any adjournment thereof) to be held at Conference Room of Zong He Building, 298 South Fushan Road, Zoucheng, Shandong Province 273500, PRC at 8:30 a.m. on 24 March 2006. The proxy/proxies will vote on the resolutions listed in the Notice of Extraordinary General Meeting as hereunder indicated or, unless otherwise indicated or if no such indication is given, as my proxy/proxies think(s) fit:

ORDINARY RESOLUTIONS	FOR[4]	AGAINST[4]	ABSTAIN[4]
1.

To consider and approve the entering into of the Provision of Materials and Water Supply Agreement and the proposed maximum annual amounts of such transactions (as set out in the Notice of Extraordinary General Meeting and the Company’s circular dated 1 February 2006)

2.

To consider and approve the entering into of the Provision of Labour and Services Agreement and the proposed maximum annual amounts of such transactions (as set out in the Notice of Extraordinary General Meeting and the Company’s circular dated 1 February 2006)

3.

To consider and approve the entering into of the Provision of Electricity Agreement and the proposed maximum annual amounts of such transactions (as set out in the Notice of Extraordinary General Meeting and the Company’s circular dated 1 February 2006)

4.

To consider and approve the entering into of the Provision of Equipment Maintenance and Repair Works Agreement and the proposed maximum annual amounts of such transactions (as set out in the Notice of Extraordinary General Meeting and the Company’s circular dated 1 February 2006)

5.

To consider and approve the entering into of the Provision of Products and Materials Agreement and the proposed maximum annual amounts of such transactions (as set out in the Notice of Extraordinary General Meeting and the Company’s circular dated 1 February 2006)

6.

To consider and approve the proposed amendment to rule 20 of “The Procedural Rules of the Supervisory Committee of the Company” (as set out in the Notice of Extraordinary General Meeting and the Company’s letter of 7 February 2006)

SPECIAL RESOLUTION
7.

To consider and approve the proposed amendment to paragraph 1 of Article 89 of the Articles of Association (as set out in the Notice of Extraordinary General Meeting and the Company’s letter of 7 February 2006)

Signature[7]:	_________________________________	Date:	_________________________________	2006

Notes:

1.

Please insert the number of shares in the Company to which this form of proxy relates. If no number is inserted, this form of proxy will be deemed to relate all the shares in the Company registered in your name.

2.	Full name(s) and address(es) to be inserted in BLOCK LETTERS as shown in the register of members of the Company.

3.

If the person other than the Chairman of the Extraordinary General Meeting is to be appointed as proxy, please delete “the Chairman of the Extraordinary General Meeting or” and insert into the blank space the name and address of the proxy appointed. Each shareholder is entitled to appoint one or more proxies to attend and vote at the meeting. The proxy need not be a shareholder. A proxy of a shareholder who has appointed more than one proxy may only vote on a poll. Any alteration made to this form of proxy must be initialled by the person(s) who sign(s) it.

4.

Important: If you wish to vote for any resolution, tick in the box marked “FOR”. If you wish to vote against any resolution, tick in the box marked “AGAINST”. If you wish to abstain from a resolution, tick the appropriate box marked “ABSTAIN”. Failure to tick the box will entitle your proxy to cast your vote at his discretion. Your proxy will also be entitled to vote at his discretion on any resolution properly put to the Extraordinary General Meeting other than those referred to in the notice convening the Extraordinary General Meeting.

5.

This form of proxy must be signed by you (or by your attorney duly authorized in writing). If you are a legal entity such as a company or an organisation, this form of proxy must be under the seal of the legal entity or be signed by its director (or responsible person) or a duly authorized attorney.

6.

To be valid, this form of proxy, together with the power of attorney or other documents of authorization under which it is signed, must be delivered to Hong Kong Registrars Limited at 46th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong not less than 24 hours before the time appointed for the holding of the Extraordinary General Meeting or any adjournment thereof.

7.	A proxy attending the Extraordinary General Meeting must present his proof of identity.

8.	Please refer to the circular of the Company dated 1 February 2006 and the covering letter enclosing this form of proxy for further details.

YANZHOU COAL MINING COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

REPLY SLIP FOR THE EXTRAORDINARY GENERAL MEETING

To: Yanzhou Coal Mining Company Limited (the “Company”)

I/We intend to attend (in person/by a proxy/proxies)(4) the Extraordinary General Meeting of the Company to be held at Conference Room of Zong He Building, 298 South Fushan Road, Zoucheng, Shandong Province 273500, the PRC on 24 March 2006, at 8:30 a.m.

Name(s) (as appearing in the register of members)(1)

Number of domestic/H shares registered under my/our name(s)(3)(4)

Identity card/passport number(2)(4)

Identification code of shareholder

Correspondence address(1)

Telephone number

Signature(s):	Date: 2006

Notes:

1.	Please insert your full name(s) (both in Chinese and English) and correspondence address in block letters.
2.	Please submit a photocopy of your ID card/passport.
3.	Please submit a photocopy of proof of ownership of your shares.
4.	Please delete the option which is not applicable in “domestic/H”, “in person/by a proxy/proxies” and “Identity card/passport”.
5.

The completed and signed reply slip must be delivered to the Office of the Secretary of the Board of Directors at the Company’s registered address at 298 South Fushan Road, Zoucheng, Shandong Province 273500, PRC no later than 3 March 2006. This reply slip may be delivered to the Company in person, by post or by facsimile (Fax No.: 86-537-5383311).